October 11, 2022

Re:	Grayscale Stellar Lumens Trust (XLM) Amendment No. 3 to Draft Registration Statement on Form 10-12G Filed September 23, 2022 File No. 000-56434

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Att’n:	Christopher Wall
Sonia Bednarowski
Ben Phippen
Amit Pande

Ladies and Gentlemen:

As requested in your letter dated October 7, 2022 Grayscale Investments, LLC, a Delaware limited liability company (the “Sponsor”) and the sponsor of Grayscale Stellar Lumens Trust (XLM) (the “Trust”), acknowledges that the decision by the Staff not to issue additional comments regarding the above-referenced filing with respect to its response to comment 3 in the Staff’s June 13, 2022 letter and related comments shall not be interpreted by the Sponsor or the Trust to mean that the Staff agrees or disagrees with the responses previously provided to the Staff, including any legal conclusions, positions taken and practices engaged in by the Sponsor or the Trust referenced therein.

Please do not hesitate to contact me at michael@grayscale.com, or the Sponsor’s outside counsel, Davis Polk & Wardwell LLP at 212-450-4565 or joseph.hall@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Sonnenshein

Michael Sonnenshein, Chief Executive Officer, Grayscale Investments, LLC

cc:	Joseph A. Hall, Davis Polk & Wardwell LLP